Mail Stop 3720

July 10, 2006

Via U.S. Mail and Fax
Mr. James V. McKeon
Chief Financial Officer
Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348

      Re: **Genesis Healthcare Corporation**
              Form 10-K for Fiscal Year Ended September 30, 2005
              Filed December 14, 2005

Dear Mr. McKeon:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director